UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. ______)*

                    White Pine Software, Inc.
     ______________________________________________________
                        (Name of Issuer)

               Common Stock, $0.01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         964347108
               ____________________________________
                         (CUSIP Number)
     Austin W. Marxe, 153 East 53rd Street, 51st fl., NY NY 10022
                         (212) 832-5300
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         July 30, 1997
     _________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                    SCHEDULE 13D

CUSIP No. 964347108                      Page  2  of  9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Fund III, L.P.
     F13-3737427
     MGP Advisers Limited Partnership *
     F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*   00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
  REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
     714,600 Shares
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------
* AWM Investment Company, Inc., a Delaware corporation is the General Partner of this entity.






                         SCHEDULE 13D

CUSIP No. 964347108                    Page  3   of  9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Technology Fund, L.P.
     F13-3937585
     SST Advisers, L.L.C. F13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
 ________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
   125,100 shares
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------








                    SCHEDULE 13D

CUSIP No. 964347108                    Page  4   of  9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Cayman Fund, L.P.  ("CAY")
     98-0132442
     AWM Investment Company, Inc. 11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*  00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
  REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
   240,300 Shares
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------








                         SCHEDULE 13D

CUSIP No. 964347108                     Page  5  of  9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe ###-##-####
     David M. Greenhouse ###-##-####
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER            1,080,000
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER       1,080,000
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   1,080,000 Shares
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------







                                        Page  6 of  9 Pages

Item 1.   Security and Issuer.  This Schedule relates to Common
          Shares of White Pine Software, Inc. (the "Issuer"). The
          Issuer's principal executive offices are located at 542
          Amherst St., Suite 201, Nashua, NH  03060.

Item 2. Identity and Background. This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III"); (ii) Special Situations Technology Fund, L.P., a Delaware limited partnership (the "Technology Fund"); (iii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iv) MGP Advisers Limited Partnership , a Delaware limited partnership ("MGP"); (v) SST Advisers. L.L.C., a Delaware limited liability company ("SST"); (vi) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (vii) Austin W. Marxe and (viii) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

          The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 51st floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P. O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

          The principal business of SSF III, the Technology Fund and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and the investment adviser to SSF III. The principal business of SST is to act as general partner of and the investment adviser to the Technology Fund. The princiap business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the Cayman Fund. MGP, SST, and AWM are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

          Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating
                                        Page 7 of 9 Pages

          activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          Each Fund utilized available cash assets to purchase the Securities.

Item 4. Purpose of the Transaction. Each of the Reporting Persons has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. Each Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors.

Item 5. Interest in Securities of the Issuer. See pps. 2-5 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

          During the period of February 10, 1997 through July 30,
          1997 the following funds acquired all shares beneficially owned at the following average price in open market trades:

          1. SSF III -- 714,600 shares at an average price of $3.26 per share.
          2. Technology Fund -- 125,100 shares at an average price of $2.70 per share.
          3. Cayman Fund -- 240,300 shares at an average price of $3.27 per share.

          On July 30, 1997, the following Funds acquired the following Securities in open market trades::

          1. SSF III - 10,000 shares at a price of $2.00 per share and 52,000 shares at a price of $1.875 per share.
          2. Technology Fund -10,000 shares at a price of $1.875 per share.
          3. Cayman Fund -13,000 shares at a price of $1.875 per share.






                                        Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See Item 2 and Item 4 of this Schedule. Based on such Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.

Item 7.   Material to be Filed as Exhibits.
          None

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997

                    /s/ Austin W. Marxe
                    --------------------------------
                    Special Situations Fund III, L.P.
                    by: Austin W. Marxe, Managing Director


                    /s/ Austin W. Marxe
                    _________________________________
                    Special Situaitons Technology Fund, L.P.
                    by: Austin W. Marxe, Managing Director



                    /s/ Austin W. Marxe
                    _____________________________
                    Special Situations Cayman Fund,L.P.
                    by: Austin Marxe, Managing Director


                    /s/ Austin W. Marxe
                    _____________________________
                    SST Advisers L.L.C.
                    by: Austin Marxe, President and CEO


                    /s/ Austin W. Marxe
                    _____________________________
                    MG Advisers, L.L.C.
                    by: Austin Marxe, President and CEO





                                        Page 9 of 9 Pages



                    /s/ Austin W. Marxe
                    _____________________________
                    AWM Investment Company, Inc.
                    by: Austin Marxe, President and CEO



                    /s/ Austin W. Marxe
                    _____________________________
                    Austin W. Marxe



                    /s/ David Greenhouse
                    _____________________________
                    David Greenhouse